Bravo Brio Restaurant Group, Inc. Announces the Final Results of
Modified “Dutch Auction” Tender Offer for its Common Shares

Columbus, Ohio - December 17, 2014 - Bravo Brio Restaurant Group, Inc. (NASDAQ: BBRG) (the “Company” or “BBRG”) owner and operator of the BRAVO! Cucina Italiana (BRAVO!) and BRIO Tuscan Grille (BRIO) restaurant concepts, today announced the final results of its modified "Dutch Auction" tender offer for the purchase of up to $50 million in value of its common shares. The tender offer expired at 12:00 midnight, New York City time, at the end of the day of December 10, 2014.

BBRG has accepted for purchase an aggregate of 3,571,431 of its common shares at a purchase price of $14.00 per share, for an aggregate cost of $50.0 million, excluding fees and expenses. The aggregate number of shares purchased in the tender offer by BBRG represent approximately 19.1% of the Company's outstanding common shares as of December 16, 2014.

The Tender Offer was oversubscribed and, pursuant to the terms of the tender offer, shares properly tendered and not properly withdrawn at or below the purchase price of $14.00 per share were accepted on a pro rata basis, except for tenders of odd lots, which were accepted in full, and except for certain conditional tenders automatically regarded as withdrawn pursuant to the terms of the tender offer. The proration factor for the tender offer, after giving effect to the priority for odd lots, is approximately 75.7%. The depositary will promptly pay for the shares accepted for purchase and will return all other shares tendered.

Jefferies LLC acted as the dealer manager for the tender offer. Shareholders who have questions about the tender offer may call D. F. King & Co., Inc., the information agent for the tender offer at (800) 499-8410. Banks and brokers may call (212) 269-5550.

About Bravo Brio Restaurant Group, Inc.

Bravo Brio Restaurant Group, Inc. is a leading owner and operator of two distinct Italian restaurant brands, BRAVO! Cucina Italiana and BRIO Tuscan Grille. BBRG has positioned its brands as multifaceted culinary destinations that deliver the ambiance, design elements and food quality reminiscent of fine dining restaurants at a value typically offered by casual dining establishments, a combination known as the upscale affordable dining segment. Each of BBRG's brands provides its guests with a fine dining experience and value by serving affordable cuisine prepared using fresh flavorful ingredients and authentic Italian cooking methods, combined with attentive service in an attractive, lively atmosphere. BBRG strives to be the best Italian restaurant company in America and is focused on providing its guests an excellent dining experience through consistency of execution.

Forward-Looking Statements

Some of the statements in this release contain forward-looking statements, which involve risks and uncertainties. These statements relate to future events or Bravo Brio Restaurant Group, Inc.'s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties, and other factors, including those discussed under the heading “Risk Factors” in the Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission on March 3, 2014.

Although Bravo Brio Restaurant Group, Inc. believes that the expectations reflected in the forward-looking statements are reasonable based on its current knowledge of the business and operations, it cannot guarantee future results, levels of activity, performance or achievements. The Company assumes no obligation to provide revisions to any forward-looking statements should circumstances change.

Contacts:
Investor Relations
Don Duffy / Raphael Gross
(203) 682-8200